Soraban, Inc.

Financial Statements

**For Period from February 26th, 2019 (inception)
to December 31st, 2019**

Soraban, Inc.
Index to the Financial Statements
(Unaudited)


Soraban, Inc.
Balance Sheet
December 31, 2019


ASSETS

Current Assets		
Bank Accounts	$	2,243
Accounts Receivable		96
Total Current Assets		2,339
Fixed Assets		
Intangible Assets		0
Total Fixed Assets		0
TOTAL ASSETS		2,339

LIABILITIES

Current Liabilities	
Accounts Payable	0
Credit Cards	0
Other Current Liabilities	0
Total Current Liabilities	0
Current Liabilities	
Shareholder Loan	8,960
Total Long-term Liabilities	8,960
TOTAL LIABILITIES	8,960

EQUITY

Retained Earnings	0
Net Income (Loss)	(6,661)
Common Stock	40
	(6,621)
TOTAL EQUITY	

TOTAL LIABILITIES AND EQUITY	$	2,339


1



Soraban, Inc.
Statement of Income
For the period from February 26 (inception) to December 31, 2019


INCOME

Monthly Subscription	$	7,918
Total Income		7,918

EXPENSES

Software Subscription	6,002
Contract Labor	529
Advertising & Marketing	5,276
Legal and Professional Services	366
Office-related	1,806
Travel	55
Meals	280
Bank Charges & Interests	250
Other	15
Total Expense	14,579

NET INCOME (LOSS) $ (6,661)

Soraban, Inc.
Statement of Stockholder's Equity
For the period from February 26 (inception) to December 31, 2019

	Total	Issued Common Stocks Number	Issued Common Stocks Amount	Additional Paid-In Capital	Retained Earning Owner Equity
BALANCE, FEBRUARY 26, 2019	$ 0	-	-	$ -	$ -
NET INCOME (LOSS)	$ (6,661)				(6,661)
CONTRIBUTION	$ 40	4,000,000	40		
BALANCE, DECEMBER 31, 2019	$ (6,621)	4,000,000	$ 40	$ 0	$ (6,661)

Soraban, Inc.
Statement of Cash Flows
For the period from February 26 (inception) to December 31, 2019

CASH FROM OPERATING ACTIVITIES

Net Income	$	(6,661)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		96
Credit Cards		-
Net cash provided by operating activities		(6,757)

CASH FROM INVESTING ACTIVITIES

Investments	-
Net cash provided by investing activities	0

CASH FROM FINANCING ACTIVITIES

Common Stock	40
Stockholder Loan	8,960
Net cash provided by financing activities	9,000

NET CASH INCREASE FOR PERIOD	2,243

CASH AT END OF PERIOD	$	2,243

Soraban, Inc.
Notes to the Financial Statements
December 31, 2019
(unaudited)

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS:

Soraban, Inc ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in Arizona. The Company was formed in February 26th, 2019. The Company aims to help accounting firms be much more efficient by automating their menial work.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of Arizona.

NOTE 3:	EQUITY:

Under the Company's original articles of incorporation in effect, the Company authorized 10,000,000 shares of $0.00001 par value Common Stock.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of December 31st, 2019, Enoch Ko, the founder of the Company, owns 4,000,000 common stocks.

NOTE 4:	DEBT:

The Company has no debt except a long-term loan of $8,960 at 0% interest rate with its founder as of December 31st, 2019. (See Note 8 Related Party Transaction)

NOTE 5:	SAFE AGREEMENTS:

The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding

capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event. As of December 31st, 2019, the Company did not enter in any SAFE agreements that had been converted into equity. However, the Company entered a SAFE agreement with one investor during 2020 (See Note 9 Subsequent Events).

NOTE 6:   ***RELATED PARTY TRANSACTIONS:***

The Company owes Enoch Ko, the founder of the Company, a total of $8,960.

NOTE 7:   ***CONCENTRATION OF CREDIT RISK:***

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 8:   ***COMMITMENTS AND CONTINGENCIES:***

The Company is not involved in any legal matters, nor it has any pending litigations against it.

NOTE 9:   ***SUBSEQUENT EVENTS:***

Management considered events subsequent to the end of the period but before November 13th, 2020, the date that the financial statements were available to be issued. In July 4th, 2020, the Company made a SAFE agreement of $20,000 with no valuation cap nor discount to WeFunds YC Alum Soraban I. In late July of 2020, the Company started equity crowdfunding campaign through Wefunder, which is still ongoing.